Simpson Thacher & Bartlett

icbc tower, 35th floor 3 garden road, central hong kong
telephone: +852-2514-7600 facsimile: +852-2869-7694
Direct Dial Number +852-2514-7620	E-mail Address ygao@stblaw.com

April 1, 2022

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Joanna Lam Mr. Steve Lo

Re:	BEST Inc. Form 20-F for the Fiscal Year Ended December 31, 2020 Filed April 16, 2021 File No. 001-38198

Ladies and Gentlemen:

On behalf of our client, BEST Inc., a company organized under the laws of the Cayman Islands (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 18, 2022 (the “March 18 Comment Letter”) relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020 filed with the Commission on April 16, 2021 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the March 18 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference.

daniel fertig	adam C. furber	YI GAO	ADAM S. GOLDBERG	MAKIKO HARUNARI	Ian C. Ho	JONATHAN HWANG	anthony d. king	celia c.l. lam	jin hyuk park	kathryn king sudol	christopher k.s. wong
resident partners simpson thacher & bartlett, hong kong is an affiliate of simpson thacher & bartlett llp with offices in:
New York	Beijing	Brussels	Houston	LONDON		Los Angeles	Palo Alto		SÃO PAULO	TOKYO	Washington, D.C.

Simpson Thacher & Bartlett
April 1, 2022	-2-	Division of Corporation Finance U.S. Securities and Exchange Commission

Item 3. Key Information
D. Risk Factors, page 5

1.	We note your revised disclosure in response to prior comment 1 refers to the VIEs as “our VIEs.” Please refrain from using terms such as “we” or “our” when describing activities or functions of a VIE throughout your filing.

In response to the Staff’s comment, the Company will refrain from using terms such as “we” or “our” when describing activities or functions of a VIE throughout its future annual reports on Form 20-F.

Risk Related to Doing Business in the People's Republic of China, page 27

2.	We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F the Company will (i) expand its risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before the Company’s American Depositary Shares (“ADSs”) may be prohibited from trading or delisted, and (ii) update its disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Risks Related to Our ADSs, page 38

3.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F the Company will (i) disclose that trading in the Company’s ADSs may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely the Company’s auditor, and that as a result the New York Stock Exchange may determine to delist the Company’s ADSs, and (ii) disclose that the Company’s auditor, Ernst & Young Hua Ming LLP, is subject to the determinations announced by the PCAOB on December 16, 2021.

Simpson Thacher & Bartlett
April 1, 2022	-3-	Division of Corporation Finance U.S. Securities and Exchange Commission

Item 4. Information on the Company
C. Organizational Structure, page 79

4.	We note your response to prior comment 5 related to your contractual arrangements. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F the Company will disclose that the enforceability of the VIE agreements has not been tested in a court of law.

Item 5. Operating and Financial Review and Prospects
A. Operating Results, page 83

5.	We note your response to prior comment 6. Please provide a revised consolidating schedule that further disaggregates amounts in each major line item, such as revenues and cost of revenues, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary and VIEs. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the wholly foreign owned enterprises that are the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated. Identify the entities included in each column, describe the business activities of each entity and how these entities relate to the organizational chart provided in response to comment 5. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading. Please also cross reference your proposed disclosure in response to prior comment 7 related to how cash is transferred through your organization to the consolidating schedule.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F the Company proposes to supplement its disclosure under Item 5.A. of Form 20-F, as attached hereto as Exhibit A.

Simpson Thacher & Bartlett
April 1, 2022	-4-	Division of Corporation Finance U.S. Securities and Exchange Commission

Notes to the Consolidated Financial Statements

29. Condensed Financial Information of the Parent Company, page F-77

6.	We note that the activities of the VIEs are reflected in the line items titled “investments in subsidiaries and VIEs” and “share of losses of subsidiaries and VIEs” in the parent’s financial statements. Please provide us with a roll-forward of the investment in subsidiaries and VIEs line item.

In response to the Staff’s comment, the Company hereby provides the following roll-forward of the investment in subsidiaries and VIEs line item:

RMB
Balance as of January 1, 2019	4,322,463
Share of incomes of VIEs and VIEs’ subsidiaries	46,704
Share of losses of other subsidiaries	(235,666)
Share-based compensation	98,504
Foreign currency translation adjustments, net of tax of nil	1,111,498
Balance as of December 31, 2019	5,343,503
Share of losses of VIEs and VIEs’ subsidiaries	(935,842)
Share of losses of other subsidiaries	(1,016,060)
Share-based compensation	138,201
Contributions from non-controlling interest shareholders	(4,874)
Exercise of share options and vesting of restricted shares	505
Cumulative effect of accounting change (ASC326)	(55,746)
Foreign currency translation adjustments, net of tax of nil	760,784
Balance as of December 31, 2020	4,230,471

*          *          *

Simpson Thacher & Bartlett
April 1, 2022	-5-	Division of Corporation Finance U.S. Securities and Exchange Commission

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

Enclosures

cc:	Shao-Ning Johnny Chou, Chief Executive Officer

George Chow, Chief Strategy and Investment Officer

Gloria Fan, Chief Financial Officer

BEST Inc.

Yingmao Tang

Hangyu Long

King & Wood Mallesons

Wisely Han

Acacia Yu

Ernst & Young Hua Ming LLP

Exhibit A

VIE Financial Information

Set forth below is the selected consolidated statements of operations and cash flows information for the fiscal years ended December 31, 2018, 2019 and 2020, and selected consolidated balance sheet information as of December 31, 2019 and 2020 showing financial information for parent company Best Inc., non-VIE subsidiaries, the VIE and VIE’s subsidiaries, eliminating entries and consolidated information (RMB in thousands). In the tables below, the column headings correspond to the following entities in the organizational diagram on page [ ].

-	“Parent” refers to BEST Inc., a Cayman company, which is an investment holding company and the primary beneficiary of the VIEs.

-	“Other subsidiaries” refer to the sum of non-VIE subsidiaries, which mainly include holding companies in Cayman, BVI and Hong Kong, the overseas subsidiaries providing global business, and the wholly foreign owned enterprises (“WFOE”) of the VIEs and other WFOEs, such as (1) Zhejiang BEST Technology Co., Ltd., an entity providing technology support to the Group and the WFOE of Hangzhou BEST Network Technologies Co., Ltd. (2) BEST Logistics Technologies (China) Co., Ltd., an entity providing freight and supply chain management business and the WFOE of Hangzhou BEST Information Technology Services Co., Ltd. (3) BEST Store Network (Hangzhou) Co., Ltd., an entity providing Store+ business and the WFOE of Hangzhou Baijia Commercial consulting Co., Ltd, and (4) Xinyuan Financial Leasing (Zhejiang) Co., Ltd., an entity providing capital business and the primary beneficiary of the Plans .

-	“VIEs and VIEs’ subsidiaries” refer to the sum of (1) Hangzhou BEST Network Technologies Co., Ltd., one of the VIEs providing the express delivery business and its subsidiaries; (2) Hangzhou BEST Information Technology Services Co., Ltd., one of the VIEs providing the Ucargo business, and its subsidiaries; and (3) Hangzhou Baijia Commercial consulting Co., Ltd, one of the VIEs providing Store+ business and its subsidiaries, which was discontinued in 2020.

-	“Plans” refers to Xinyuan Leasing Asset Backed Special Plan I and Plan II (collectively the “Plans”) which are vehicles holding securitized lease rental and other financing receivables transferred by Xinyuan Financial Leasing (Zhejiang) Co., Ltd., one of our subsidiaries and the primary beneficiary of the Plans.

	For the year ended December 31, 2020
	Parent (Primary Beneficiary of VIEs)	Other subsidiaries	VIEs and VIEs’ subsidiaries	Plans	Eliminations	Consolidated Total
Revenue from third parties
Express delivery	-	-	19,165,049	-	-	19,165,049
Freight delivery	-	5,156,551	-	-	-	5,156,551
Supply chain management	-	1,391,686	-	-	-	1,391,686
Global	-	616,934	-	-	-	616,934
UCargo	-	536,251	1,983,668	-	-	2,519,919
Capital	-	211,021	-	-	-	211,021
	-	7,912,443	21,148,717	-	-	29,061,160
Revenue from related parties
Express delivery	-	-	252,510	-	-	252,510
Supply chain management	-	520,637	-	-	-	520,637
Global	-	160,722	-	-	-	160,722
Inter-company revenues (1)	-	97,008	445,611	-	(542,619)	-
Total revenue	-	8,690,810	21,846,838	-	(542,619)	29,995,029

Cost of revenue
Express delivery	-	-	(19,470,937)	-	-	(19,470,937)
Freight delivery	-	(5,063,236)	-	-	-	(5,063,236)
Supply chain management	-	(1,846,901)	-	-	-	(1,846,901)
Global	-	(875,733)	-	-	-	(875,733)
UCargo	-	(517,674)	(1,956,183)	-	-	(2,473,857)
Capital	-	(26,225)		-	-	(26,225)
Inter-company cost (1)	-	(66,498)	(476,108)	-	542,606	-
Total cost of revenue	-	(8,396,267)	(21,903,228)	-	542,606	(29,756,889)

Operating expenses	(8,620)	(1,209,152)	(713,792)	-	13	(1,931,551)
(Loss)/income from non-operations	(64,986)	197,043	(99,410)	-	-	32,647
Loss from VIEs and VIEs’ subsidiaries (2)	(869,592)	-	-	-	869,592	-
Loss from subsidiaries (2)	(1,016,060)	-	-	-	1,016,060	-

	For the year ended December 31, 2020
	Parent (Primary Beneficiary of VIEs)	Other subsidiaries	VIEs and VIEs’ subsidiaries	Plans	Eliminations	Consolidated Total
Income tax expense	-	(22,124)	-	-	-	(22,124)
Share of net loss of equity investees	-	(180)	-	-	-	(180)
Net loss from continuing operations	(1,959,258)	(739,870)	(869,592)	-	1,885,652	(1,683,068)

Revenue from third parties
Store+	-	1,563,967	636,592	-	-	2,200,559
Inter-company revenues (1)	-	202,367	8	-	(202,375)	-
Total revenue from discontinued operations	-	1,766,334	636,600	-	(202,375)	2,200,559

Cost of revenue
Store+	-	(1,451,574)	(466,888)	-	-	(1,918,462)
Inter-company cost (1)	-	(202,367)	(8)	-	202,375	-
Total cost of revenue from discontinued operations	-	(1,653,941)	(466,896)	-	202,375	(1,918,462)
Operating expenses	-	(415,194)	(233,424)	-	-	(648,618)
Income/(loss) from non-operations	-	895	(4,015)	-	-	(3,120)
Loss from VIEs and VIEs’ subsidiaries (2)	(66,250)	-	-	-	66,250	-
Income tax benefits	-	-	1,485	-	-	1,485
Net loss from discontinued operations	(66,250)	(301,906)	(66,250)	-	66,250	(368,156)
Net loss	(2,025,508)	(1,041,776)	(935,842)	-	1,951,902	(2,051,224)
Net loss from continuing operations attributable to non-controlling interests	-	(25,716)	-	-	-	(25,716)
Net loss attributable to BEST Inc.	(2,025,508)	(1,016,060)	(935,842)	-	1,951,902	(2,025,508)

	For the year ended December 31, 2019
	Parent (Primary Beneficiary of VIEs)	Other subsidiaries	VIEs and VIEs’ subsidiaries	Plans	Eliminations	Consolidated Total
Revenue from third parties
Express delivery	-	-	21,548,174	-	-	21,548,174
Freight delivery	-	5,224,355	-	-	-	5,224,355
Supply chain management	-	1,661,747	-	-	-	1,661,747
Global	-	319,602	-	-	-	319,602
UCargo	-	2,263,038	311,016	-	-	2,574,054
Capital	-	205,203	-	-	-	205,203
	-	9,673,945	21,859,190	-	-	31,533,135
Revenue from related parties
Express delivery	-	-	274,268	-	-	274,268
Supply chain management	-	534,012	-	-	-	534,012
Global	-	17,272	-	-	-	17,272
Inter-company revenues (1)	-	652,800	199,331	-	(852,131)	-
Total revenue	-	10,878,029	22,332,789	-	(852,131)	32,358,687

Cost of revenue
Express delivery	-	-	(20,793,370)	-	-	(20,793,370)
Freight delivery	-	(4,934,937)	-	-	-	(4,934,937)
Supply chain management	-	(2,052,006)	-	-	-	(2,052,006)
Global	-	(371,404)	-	-	-	(371,404)
UCargo	-	(2,211,031)	(306,611)	-	-	(2,517,642)
Capital	-	(52,001)	-	-	-	(52,001)
Inter-company cost (1)	-	(316,915)	(537,268)	-	854,183	-
Total cost of revenue	-	(9,938,294)	(21,637,249)	-	854,183	(30,721,360)

Operating expenses	(2,698)	(1,004,319)	(560,822)	-	(2,052)	(1,569,891)
(Loss)/income from non-operations	(10,756)	172,602	(36,198)	-	-	125,648
Income from VIEs and VIEs’ subsidiaries (2)	97,916	-	-	-	(97,916)	-
Loss from subsidiaries (2)	(235,666)	-	-	-	235,666	-
Income tax expense	-	(20,027)	-	-	-	(20,027)

	For the year ended December 31, 2019
	Parent (Primary Beneficiary of VIEs)	Other subsidiaries	VIEs and VIEs’ subsidiaries	Plans	Eliminations	Consolidated Total
Share of net income/(loss) of equity investees	-	249	(604)	-	-	(355)
Net (loss)/income from continuing operations	(151,204)	88,240	97,916	-	137,750	172,702

Revenue from third parties
Store+	-	2,109,896	707,306	-	-	2,817,202
Inter-company revenues (1)	-	164,744	7,800	-	(172,544)	-
Total revenue from discontinued operations	-	2,274,640	715,106	-	(172,544)	2,817,202
		-	-	-	-	-
Cost of revenue		-	-	-	-	-
Store+	-	(1,993,389)	(502,114)	-	-	(2,495,503)
Inter-company cost (1)	-	(164,744)	(7,800)	-	172,544	-
Total cost of revenue from discontinued operations	-	(2,158,133)	(509,914)	-	172,544	(2,495,503)
Operating expenses	-	(460,921)	(254,039)	-	-	(714,960)
Income/(loss) from non-operations	-	3,856	(4,102)	-	-	(246)
Loss from VIEs and VIEs’ subsidiaries (2)	(51,212)	-	-	-	51,212	-
Income tax benefits	-	-	1,737	-	-	1,737
Net loss from discontinued operations	(51,212)	(340,558)	(51,212)	-	51,212	(391,770)
Net (loss)/income	(202,416)	(252,318)	46,704	-	188,962	(219,068)
Net loss from continuing operations attributable to non-controlling interests	-	(16,652)	-	-	-	(16,652)
Net (loss)/income attributable to BEST Inc.	(202,416)	(235,666)	46,704	-	188,962	(202,416)

	For the year ended December 31, 2018
	Parent (Primary Beneficiary of VIEs)	Other subsidiaries	VIEs and VIEs’ subsidiaries	Plans	Eliminations	Consolidated Total
Revenue from third parties
Express delivery	-	-	17,538,104	-	-	17,538,104
Freight delivery	-	4,102,610	-	-	-	4,102,610
Supply chain management	-	1,600,890	-	-	-	1,600,890
Global	-	162,012	-	-	-	162,012
UCargo	-	891,710	-	-	-	891,710
Capital	-	168,299	-	-	-	168,299
	-	6,925,521	17,538,104	-	-	24,463,625
Revenue from related parties
Express delivery	-	-	176,420	-	-	176,420
Supply chain management	-	475,932	-	-	-	475,932
Global	-	-	-	-	-	-
Inter-company revenues (1)	-	1,442,667	155,532	-	(1,598,199)	-
Total revenue		8,844,120	17,870,056	-	(1,598,199)	25,115,977

Cost of revenue
Express delivery	-	-	(16,921,826)	-	-	(16,921,826)
Freight delivery	-	(3,946,032)	-	-	-	(3,946,032)
Supply chain management	-	(1,970,109)	-	-	-	(1,970,109)
Global	-	(167,053)	-	-	-	(167,053)
UCargo	-	(877,172)	-	-	-	(877,172)
Capital	-	(47,767)	-	-	-	(47,767)
Inter-company cost (1)	-	(1,377,531)	(219,245)	-	1,596,776	-
Total cost of revenue	-	(8,385,664)	(17,141,071)	-	1,596,776	(23,929,959)

Operating expenses	(6,610)	(903,227)	(533,792)	-	1,423	(1,442,206)
Income/(loss) from non-operations	18	213,010	(53,130)	-	-	159,898
Income from VIEs and VIEs’ subsidiaries (2)	142,063	-	-	-	(142,063)	-
Loss from subsidiaries (2)	(618,285)	-	-	-	618,285	-
Income tax expense	-	(10,500)	-	-	-	(10,500)

	For the year ended December 31, 2018
	Parent (Primary Beneficiary of VIEs)	Other subsidiaries	VIEs and VIEs’ subsidiaries	Plans	Eliminations	Consolidated Total
Share of net loss of equity investees	-	(456)	-	-	-	(456)
Net (loss)/income from continuing operations	(482,814)	(242,717)	142,063	-	476,222	(107,246)

Revenue from third parties
Store+	-	2,255,169	589,833	-	-	2,845,002
Inter-company revenues (1)	-	202,367	2,545	-	(204,912)	-
Total revenue from discontinued operations	-	2,457,536	592,378	-	(204,912)	2,845,002

Cost of revenue
Store+	-	(2,198,724)	(391,159)	-	-	(2,589,883)
Inter-company cost (1)	-	(202,367)	(2,544)	-	204,911	-
Total cost of revenue from discontinued operations	-	(2,401,091)	(393,703)	-	204,911	(2,589,883)
Operating expenses	-	(434,621)	(222,284)	-	-	(656,905)
Income/(loss) from non-operations	-	2,206	(178)	-	-	2,028
Loss from VIEs and VIEs’ subsidiaries (2)	(25,174)	-	-	-	25,174	-
Income tax expense	-	-	(1,387)	-	-	(1,387)
Net loss from discontinued operations	(25,174)	(375,970)	(25,174)	-	25,173	(401,145)
Net (loss)/Income	(507,988)	(618,687)	116,889	-	501,395	(508,391)
Net loss from continuing operations attributable to non-controlling interests	-	(403)	-	-	-	(403)
Net (loss)/Income attributable to BEST Inc.	(507,988)	(618,284)	116,889	-	501,395	(507,988)

	For the year ended December 31, 2020
	Parent （Primary Beneficiary of VIEs)	Other subsidiaries	VIEs and VIEs’ subsidiaries	Plans	Eliminations	Consolidated Total
Net cash (used in)/generated from continuing operating activities	(289,910)	366,627	(65,529)	(234,569)	234,569	11,188
Net cash (used in)/generated from discontinued operating activities	-	(242,804)	381	-	-	(242,423)
Net cash (used in)/generated from continuing investing activities	(534,059)	118,939	(1,166,284)	-	709,051	(872,353)
Loans to VIEs and VIEs’ subsidiaries (4)	-	(4,953,043)	-	-	4,953,043	-
Repayment of loans to VIEs and VIEs’ subsidiaries (4)	-	4,243,992	-	-	(4,243,992)	-
Other investing activities	(534,059)	827,990	(1,166,284)	-	-	(872,353)
Net cash used in discontinued investing activities	-	(13,941)	(735)	-	14,096	(580)
Loans to VIEs and VIEs’ subsidiaries (4)	-	(196,336)	-	-	196,336	-
Repayment of loans to VIEs and VIEs’ subsidiaries (4)	-	182,240	-	-	(182,240)	-
Other investing activities	-	155	(735)	-	-	(580)
Net cash generated from continuing financing activities	847,346	655,243	917,146	284,569	(943,620)	1,760,684
Borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	-	-	4,953,043	-	(4,953,043)	-
Repayment of borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	-	-	(4,243,992)	-	4,243,992	-
Other financing activities	847,346	655,243	208,095	284,569	(234,569)	1,760,684
Net cash (used in)/generated from discontinued financing activities	-	(203,404)	5,000	-	(14,096)	(212,500)
Borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	-	-	196,336	-	(196,336)	-
Repayment of borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	-	-	(182,240)	-	182,240	-
Other financing activities	-	(203,404)	(9,096)	-	-	(212,500)

	For the years ended December 31, 2019
	Parent （Primary Beneficiary of VIEs)	Other subsidiaries	VIEs and VIEs’ subsidiaries	Plans	Eliminations	Consolidated Total
Net cash generated from/(used in) continuing operating activities	4,218	120,707	1,006,301	(297,345)	297,345	1,131,226
Net cash used in discontinued operating activities	-	(274,623)	(3,770)	-	-	(278,393)
Net cash used in continuing investing activities	(1,224,149)	(276,420)	(1,289,195)	-	871,290	(1,918,474)
Loans to VIEs and VIEs’ subsidiaries (4)	-	(3,399,999)	-	-	3,399,999	-
Repayment of loans to VIEs and VIEs’ subsidiaries (4)	-	2,528,709	-	-	(2,528,709)	-
Other investing activities	(1,224,149)	594,870	(1,289,195)	-	-	(1,918,474)
Net cash (used in)/ generated from discontinued investing activities	-	(179,290)	(4,758)	-	190,040	5,992
Loans to VIEs and VIEs’ subsidiaries (4)	-	(860,693)	-	-	860,693	-
Repayment of loans to VIEs and VIEs’ subsidiaries (4)	-	670,653	-	-	(670,653)	-
Other investing activities	-	10,750	(4,758)	-	-	5,992
Net cash generated from continuing financing activities	1,224,514	953,711	1,030,277	337,345	(1,168,635)	2,377,212
Borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	-	-	3,399,999	-	(3,399,999)	-
Repayment of borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	-	-	(2,528,709)	-	2,528,709	-
Other financing activities	1,224,514	953,711	158,987	337,345	(297,345)	2,377,212
Net cash used in discontinued financing activities	-	(175,360)	-	-	(190,040)	(365,400)
Borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	-	-	860,693	-	(860,693)	-
Repayment of borrowings of VIEs and VIE subsidiaries from Group companies (4)	-	-	(670,653)	-	670,653	-
Other financing activities	-	(175,360)	(190,040)	-	-	(365,400)

	For the year ended December 31, 2018
	Parent （Primary Beneficiary of VIEs)	Other subsidiaries	VIEs and VIEs’ subsidiaries	Plans	Eliminations	Consolidated Total
Net cash generated from continuing operating activities	3,132	175,582	801,640	-	-	980,354
Net cash (used in)/generated from discontinued operating activities	-	(369,893)	26,743			(343,150)
Net cash used in continuing investing activities	(41,166)	(353,852)	(804,205)	-	-	(1,199,223)
Loans to VIEs and VIEs’ subsidiaries (4)	-	(2,887,804)			2,887,804	-
Repayment of loans to VIEs and VIEs’ subsidiaries (4)	-	2,887,804			(2,887,804)	-
Other investing activities	(41,166)	(353,852)	(804,205)	-	-	(1,199,223)
Net cash generated from/(used in) discontinued investing activities	-	95,610	(16,285)	-	(111,055)	(31,730)
Loans to VIEs and VIEs’ subsidiaries (4)	-	(556,668)	-	-	556,668	-
Repayment of loans to VIEs and VIEs’ subsidiaries (4)	-	667,723	-	-	(667,723)	-
Other investing activities	-	(15,445)	(16,285)	-	-	(31,730)
Net cash generated from continuing financing activities	4,249	19,624	165,376	-	-	189,249
Borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	-	-	2,887,804	-	(2,887,804)	-
Repayment of borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	-	-	(2,887,804)	-	2,887,804	-
Other financing activities	4,249	19,624	165,376	-	-	189,249
Net cash generated from discontinued financing activities	-	256,845	-	-	111,055	367,900
Borrowings of VIEs and VIEs’ subsidiaries from Group companies (4)	-	-	556,668	-	(556,668)	-
Repayment of borrowings of VIEs and VIE subsidiaries from Group companies (4)	-	-	(667,723)	-	667,723	-
Other financing activities	-	256,845	111,055	-	-	367,900

	As at December 31, 2020
	Parent （Primary Beneficiary of VIEs)	Other subsidiaries	VIEs and VIEs’ subsidiaries	Plans	Eliminations	Consolidated Total
ASSETS
Current assets:
Cash and cash equivalents	33,310	1,084,507	265,500	-	-	1,383,317
Restricted cash	-	1,998,323	104,103	-	-	2,102,426
Accounts and notes receivables, net	-	769,750	213,851	-	-	983,601
Inventories	-	28,265	15,868	-	-	44,133
Prepayments and other current assets	6,295	1,374,019	1,924,356	-	-	3,304,670
Short-term investments	-	228,371	40,276	-	-	268,647
Lease rental receivables	-	497,127	-	-	-	497,127
Amounts due from related parties	-	182,409	91,986	-	-	274,395
Amount due from Group companies (3)	-	3,750,630	97,107	301,914	(4,149,651)	-
Assets held for sale	-	(24)	509,419	-	-	509,395
Total current assets	39,605	9,913,377	3,262,466	301,914	(4,149,651)	9,367,711
Non-current assets:
Restricted cash	-	243,313	376,535	90,000	-	709,848
Property and equipment, net	-	745,096	3,334,139	-	-	4,079,235
Intangible assets, net	-	8,884	3,314	-	-	12,198
Goodwill	-	66,662	229,096	-	-	295,758
Long-term investments	-	221,426	-	-	-	221,426
Non-current deposits	-	94,496	35,149	-	-	129,645
Operating lease right-of-use assets	-	1,860,074	2,003,301	-	-	3,863,375
Lease rental receivables	-	647,678	-	-	-	647,678
Amount due from Group companies (3)	-	541,874	-	230,000	(771,874)	-
Investment in subsidiaries and VIEs (2)	4,230,471	-	-	-	(4,230,471)	-
Other non-current assets	1,686	542,094	169	-	-	543,949
Total non-current assets	4,232,157	4,971,597	5,981,703	320,000	(5,002,345)	10,503,112
Total assets	4,271,762	14,884,974	9,244,169	621,914	(9,151,996)	19,870,823
LIABILITIES
Current liabilities:
Short-term bank loans	-	2,128,287	954,250	-	-	3,082,537
Securitization debt	-	(1,680)	-	96,829	-	95,149
Accounts and notes payable	-	1,448,806	2,696,142	-	-	4,144,948
Accrued expenses and other liabilities	39,302	1,213,099	1,255,516	-	-	2,507,917
Customer advances and deposits and deferred revenue	-	271,085	1,254,966	-	-	1,526,051
Operating lease liabilities	-	523,632	508,829	-	-	1,032,461
Financing lease liabilities	-	1,581	-	-	-	1,581
Amounts due to related parties	-	29,247	6,376	-	-	35,623
Amount due to Group companies (3)	-	177,147	3,767,419	205,085	(4,149,651)	-
Income tax payable	-	14,546	4	-	-	14,550
Liabilities held for sale	-	-	193,432	-	-	193,432
Total current liabilities	39,302	5,805,750	10,636,934	301,914	(4,149,651)	12,634,249

Non-current liabilities:
Convertible senior notes held by related parties	1,617,846	-	-	-	-	1,617,846
Convertible senior notes held by third parties	642,121	-	-	-	-	642,121
Operating lease liabilities	-	1,384,475	1,610,698	-	-	2,995,173
Financing lease liabilities	-	2,698	-	-	-	2,698
Amount due to Group companies (3)	221,874	230,000	-	320,000	(771,874)	-
Long-term bank loan	-	77,587	961	-	-	78,548
Deferred tax liabilities	-	(102)	102	-	-	-
Other non-current liabilities	-	1,143	174,441	-	-	175,584
Total non-current liabilities	2,481,841	1,695,801	1,786,202	320,000	(771,874)	5,511,970
Total liabilities	2,521,143	7,501,551	12,423,136	621,914	(4,921,525)	18,146,219
BEST Inc. shareholders’ equity	1,750,619	7,409,438	(3,178,967)	-	(4,230,471)	1,750,619
Non-controlling interests	-	(26,015)	-	-	-	(26,015)
Total shareholders’ equity (2)	1,750,619	7,383,423	(3,178,967)	-	(4,230,471)	1,724,604
Total liabilities and shareholders’ equity	4,271,762	14,884,974	9,244,169	621,914	(9,151,996)	19,870,823

	As at December 31, 2019
	Parent （Primary Beneficiary of VIEs)	Other subsidiaries	VIEs and VIEs’ subsidiaries	Plans	Eliminations	Consolidated Total
ASSETS
Current assets:
Cash and cash equivalents	9,933	1,365,291	610,189	-	-	1,985,413
Restricted cash	-	1,374,698	412,134	-	-	1,786,832
Accounts and notes receivables, net	-	1,004,290	224,705	-	-	1,228,995
Inventories	-	82,479	24,004	-	-	106,483
Prepayments and other current assets	5,511	1,307,442	1,415,859	-		2,728,812
Short-term investments	-	906,906	150,692	-	-	1,057,598
Lease rental receivables	-	483,363	-	-	-	483,363
Amounts due from related parties	-	145,829	100,929	-	-	246,758
Amount due from Group companies (3)	-	2,606,134	94,882	157,345	(2,858,361)	-
Assets held for sale	-	-	64,195	-	-	64,195
Total current assets	15,444	9,276,432	3,097,589	157,345	(2,858,361)	9,688,449
Non-current assets:
Restricted cash	-	97,604	38,096	40,000	-	175,700
Property and equipment, net	-	666,189	2,258,215	-	-	2,924,404
Intangible assets, net	-	17,570	2,838	-	-	20,408
Goodwill	-	60,222	229,096	-	-	289,318
Long-term investments	-	230,855	-	-	-	230,855
Non-current deposits	-	81,438	37,191	-	-	118,629
Operating lease right-of-use assets	-	2,157,468	2,051,547	-	-	4,209,015
Lease rental receivables	-	993,260	-	-	-	993,260
Assets held for sale	-	-	496,173	-	-	496,173
Amount due from Group companies (3)	-	254,931	-	140,000	(394,931)	-
Investment in subsidiaries and VIEs (2)	5,343,503	-	-	-	(5,343,503)	-
Other non-current assets	5,909	340,467	269	-	-	346,645
Total non-current assets	5,349,412	4,900,004	5,113,425	180,000	(5,738,434)	9,804,407
Total assets	5,364,856	14,176,436	8,211,014	337,345	(8,596,795)	19,492,856
LIABILITIES
Current liabilities:
Short-term bank loans	-	1,691,500	819,000	-	-	2,510,500
Securitization debt	-	(2,921)	-	107,820	-	104,899

	As at December 31, 2019
	Parent （Primary Beneficiary of VIEs)	Other subsidiaries	VIEs and VIEs’ subsidiaries	Plans	Eliminations	Consolidated Total
Accounts and notes payable	-	1,319,739	2,071,644	-	-	3,391,383
Accrued expenses and other liabilities	8,805	813,246	1,183,998	-	-	2,006,049
Customer advances and deposits and deferred revenue	-	211,566	1,277,064	-	-	1,488,630
Operating lease liabilities	-	541,408	434,067	-	-	975,475
Financing lease liabilities	-	1,363	-	-	-	1,363
Amounts due to related parties	-	9,769	-	-	-	9,769
Amount due to Group companies (3)	-	177,296	2,631,540	49,525	(2,858,361)	-
Income tax payable	-	7,358	-	-	-	7,358
Liabilities held for sale	-	-	74,242	-	-	74,242
Total current liabilities	8,805	4,770,324	8,491,555	157,345	(2,858,361)	10,569,668

Non-current liabilities:
Convertible senior notes held by related parties	680,104	-	-	-	-	680,104
Convertible senior notes held by third parties	680,104	-	-	-	-	680,104
Operating lease liabilities	-	1,672,881	1,716,027	-	-	3,388,908
Financing lease liabilities	-	2,072	-	-	-	2,072
Amount due to Group companies (3)	74,931	140,000	-	180,000	(394,931)	-
Deferred tax liabilities	-	726	102	-	-	828
Liabilities held for sale	-	-	118,704	-	-	118,704
Other non-current liabilities	-	4,147	133,037	-	-	137,184
Total non-current liabilities	1,435,139	1,819,826	1,967,870	180,000	(394,931)	5,007,904
Total liabilities	1,443,944	6,590,150	10,459,425	337,345	(3,253,292)	15,577,572
BEST Inc. shareholders’ equity	3,920,912	7,591,914	(2,248,411)	-	(5,343,503)	3,920,912
Non-controlling interests	-	(5,628)	-	-	-	(5,628)
Total shareholders’ equity (2)	3,920,912	7,586,286	(2,248,411)	-	(5,343,503)	3,915,284
Total liabilities and shareholders’ equity	5,364,856	14,176,436	8,211,014	337,345	(8,596,795)	19,492,856

(1) It represents the elimination of the intercompany service charge at the consolidation level.

(2) It represents the elimination of the investment among the Parent, other subsidiaries, VIEs and VIEs’ subsidiaries and the Plans.

(3) It represents the elimination of intercompany balances among the Parent, other subsidiaries, VIEs and VIEs’ subsidiaries and the Plans.

(4) It represents the elimination of the cash support from the other subsidiaries to VIEs and VIEs’ subsidiaries and the repayment from VIEs and VIEs’ subsidiaries through our inter-company cash pool. For the years ended December 31, 2018, 2019 and 2020, subsidiaries of our company provided cash support to the VIEs in the amounts of RMB3.4 billion, RMB4.3 billion and RMB5.1 billion, respectively, through our inter-company cash pool. During the same periods, the VIEs made repayments to said subsidiaries in the amounts of RMB3.6 billion, RMB3.2 billion and RMB4.4 billion, respectively, through the inter-company cash pool.